UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EnviroStar, Inc.

(Name of Issuer)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

262432107

(CUSIP Number)

Henry M. Nahmad

EnviroStar, Inc.

290 N.E. 68th Street

Miami, Florida 33138

(305) 754-4551

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital LLC (I.R.S. No. 47-3189811)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,100,155(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 2,838,194
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,155(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1%
14.	Type of Reporting Person (See Instructions) HC, OO
(1)	Includes (a) 605,475 shares owned by Michael S. Steiner and Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Henry M. Nahmad, Michael S. Steiner and Robert M. Steiner, and (b) 1,656,486 shares owned by Western State Design, LLC as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks.

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital II LLC (I.R.S. No. 81-3241840)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,290,323
8. Shared Voting Power 0
9. Sole Dispositive Power 1,290,323
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,290,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 262432107

1.	Names of Reporting Persons Henry M. Nahmad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,805,240(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,128,517(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,805,240(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.5%
14.	Type of Reporting Person (See Instructions) HC, IN
(1)	Includes 2,838,194 shares and 1,290,323 shares owned by Symmetric Capital LLC and Symmetric Capital II LLC, respectively. Henry M. Nahmad may be deemed to have voting and dispositive power over such shares as a result of his position as Manager of Symmetric Capital LLC and Symmetric Capital II LLC.
(2)	Includes (a) 605,475 shares owned by Michael S. Steiner and Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Henry M. Nahmad, Michael Steiner and Robert Steiner, and (b) 1,656,486 shares owned by Western State Design, LLC as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends, solely to the extent set forth herein, the Schedule 13D filed on March 12, 2015, as previously amended (the “Schedule 13D”), by Symmetric Capital LLC, a Florida limited liability company, Symmetric Capital II LLC, a Florida limited liability company, and Henry M. Nahmad (collectively, the “Reporting Persons”), relating to the Common Stock, par value $0.025 per share (the “Common Stock”), of EnviroStar, Inc., a Delaware corporation (the “Issuer”).

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

On November 30, 2016, the Issuer granted Henry M. Nahmad, the Issuer’s Chairman, Chief Executive Officer and President, 414,762 restricted shares of the Issuer’s Common Stock. The award of restricted stock was granted under and pursuant to the EnviroStar, Inc. 2015 Equity Incentive Plan (the “Plan”) and a related Notice of Grant and Restricted Stock Agreement (the “Award Agreement”) and was approved by the Issuer’s independent directors, who comprise the administrative committee for the Plan (the “Committee”). Subject to the terms and conditions of the Plan and the Award Agreement, 75%, or 311,071, of the restricted shares are scheduled to vest on November 5, 2040, the date on which Mr. Nahmad will reach the age of 62, and the balance 25%, or 103,691 of, the restricted shares are scheduled to vest ratably from November 2017 through November 2020. Subject to final approval of the Committee, it is expected that, during the first half of 2017, Mr. Nahmad will be granted an award of restricted stock under the Plan for the same amount of shares as covered by the above-described grant.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the information set forth in Item 3 above, which is incorporated into this Item 4 by reference.

Item 5: Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth in rows 7-13 of the cover pages of this Amendment is incorporated into this Item 5 by reference.

Except as described in Item 3 above, none of the Reporting Persons has effected any transaction in any shares of the Issuer’s Common Stock since the filing of Amendment No. 2 to the Schedule 13D. However, (i) as previously described, the shares of the Issuer’s Common Stock beneficially owned by Symmetric Capital LLC and Mr. Nahmad include all of the shares of the Issuer’s Common Stock owned by Michael S. Steiner and Robert M. Steiner as a result of the Stockholders Agreement between them, and (ii) on December 8, 2016, Michael S. Steiner filed a Form 4 with the Securities and Exchange Commission (the “SEC”) reporting his sale on December 6, 2016 and December 8, 2016 of 90,000 shares and 4,625 shares, respectively, of the Issuer’s Common Stock in the open market.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to add the following:

The information set forth in Item 3 above is incorporated into this Item 6 by reference. A copy of the Plan is filed as Appendix A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 14, 2015. A copy of the form of Award Agreement is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 17, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2016

Date

Symmetric Capital LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

Symmetric Capital II LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

/s/ Henry M. Nahmad

Henry M. Nahmad